Exhibit 12.1

Trinity Industries, Inc. and Subsidiaries

Computation of Ratio of Earnings To Fixed Charges

	For the Six Months Ended June 30,	For the Years Ended December 31,
	2014	2013	2012	2011	2010	2009
			($ in millions)
Earnings:
Earnings (loss) from continuing operations before provision (benefit) for income taxes	$603.0	$590.5	$385.9	$239.0	$106.7	$(152.2)
Add:
Fixed Charges	106.8	212.3	216.6	205.7	202.5	145.1
Amortization of capitalized interest	0.1	0.2	0.2	0.2	0.2	0.3

Total earnings (loss) from continuing operations before provision (benefit) for income taxes	$709.9	$803.0	$602.7	$444.9	$309.4	$(6.8)

Fixed Charges:
Interest expense	$93.2	$187.3	$194.7	$185.3	$182.1	$123.2
Portion of rental expense representative of interest	13.6	25.0	21.9	20.4	20.4	21.9

	106.8	212.3	216.6	205.7	202.5	145.1
Capitalized interest	0.0	0.0	0.0	0.0	0.0	0.0

Total Fixed Charges	$106.8	$212.3	$216.6	$205.7	$202.5	$145.1

Ratio of Earnings to Fixed Charges	6.65	3.78	2.78	2.16	1.53	—

Footnote:

Earnings for the year ended December 31, 2009 included a $325 million goodwill impairment charge. See Note 1 of the Notes to Consolidated Financial Statements under the section titled Goodwill and Intangible Assets in our Annual Report on Form 10-K for the year ended December 31, 2103 for further discussion. Earnings were inadequate to cover fixed charges for the year ended December 31, 2009. The deficiency for this period was $151.9 million.